Exhibit (a)(1)(x)
Contacts:

Briad Main Street, Inc.	Main Street Restaurant Group, Inc.
Marlene Laveman, General Counsel	Michael Garnreiter, Chief Financial Officer
(973) 597-6433	(602) 852-9000
E-mail: MLaveman@briad.com	E-mail: Michaelg@mstreetinc.com
PRESS RELEASE
FOR IMMEDIATE RELEASE
BRIAD MAIN STREET AND MAIN STREET RESTAURANT GROUP
ANNOUNCE COMPLETION OF TENDER OFFER
LIVINGSTON, NEW JERSEY and PHOENIX, ARIZONA — JUNE 29, 2006 — Briad Main Street, Inc. and Main Street Restaurant Group, Inc. (Nasdaq: MAIN) jointly announced today that Main Street Acquisition Corporation, a wholly owned subsidiary of Briad Main Street, has successfully purchased all of the shares tendered and not withdrawn pursuant to its tender offer for all of the outstanding shares of Main Street Restaurant Group common stock.
The tender offer and withdrawal rights expired at 12:00 midnight, New York City time, on Wednesday, June 28, 2006. According to the depositary for the offer, a total of 14,121,846 shares of Main Street Restaurant Group common stock were tendered and not withdrawn prior to the expiration of the offer, including 60,200 shares subject to guaranteed delivery. As a result of these purchases, Briad Main Street, through Main Street Acquisition Corporation, now owns approximately 95% of the outstanding shares of Main Street Restaurant Group common stock. Stockholders who validly tendered their shares prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of $6.40 per share, net to the seller in cash without interest.
Pursuant to the previously announced merger agreement among Briad Main Street, Main Street Acquisition Corporation, and Main Street Restaurant Group, shares of Main Street Restaurant Group common stock not acquired in the offer will be acquired through a short-form merger under Delaware law. In the merger, each share of Main Street Restaurant Group common stock that remains outstanding (other than those owned by Briad Main Street or its affiliates) will be converted into the right to receive the same consideration paid for the shares in the tender offer. Under applicable law, the merger is not subject to the approval of Main Street Restaurant Group stockholders. Briad Main Street expects that the merger will close on June 30, 2006.
Copies of the Offer to Purchase and related Letter of Transmittal, and all other tender offer documents filed with the SEC, contain information regarding the completed tender offer and the short-form merger, and are available at no charge on the SEC’s website at www.sec.gov. Copies of such documents may also be obtained for free by contacting MacKenzie Partners at (800) 322-2885.